Neovasc Announces Second Quarter Financial Results and Provides Corporate Update

VANCOUVER and MINNEAPOLIS - ( NewMediaWire ) - Aug 11, 2022 - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today reported financial results for the second quarter ended June 30, 2022.

Recent Highlights

• Generated revenues of $818,000, a quarterly record and a year-over-year increase of 29% over the second quarter of 2021.

• Advanced enrollment in the COSIRA II trial with 40 patients enrolled and 21 patients randomized across 10 sites.

• COSIRA II protocol supplement was approved by the FDA, more than doubling the total number of patients and adding specific patient groups eligible and allowed for treatment in the trial.

• Accelerated direct sales in the United Kingdom as of July 1, 2022 and added Neovasc sales reps.

• Announced and highlighted an additional third-party publication supporting the Reducer device.

"I am very pleased with the progress our team made advancing our value creation strategies, which resulted in another quarter of record revenues," said Fred Colen, President and Chief Executive Officer. "In Europe, we followed up our successes with reimbursement by creating a direct sales team in the UK which will advance Reducer as a viable treatment for refractory angina in that key market. In the important US market, enrollment in the pivotal COSIRA II trial is progressing well, and we received more good news when the FDA approved a protocol supplement which doubles the pool of eligible patients to be enrolled and studied. We look forward to equally strong performance in the second half of 2022."

Financial Results for the Second quarter Ended June 30, 2022

For the three months ended June 30, 2022, revenues increased by 29% to $818,000 compared to revenues of $633,000 for the same period in 2021.

The cost of goods sold for the three months ended June 30, 2022 was $158,000 compared to $109,000 for the same period in 2021. The overall gross margin for the three months ended June 30, 2022 was 81% compared to 83% gross margin for the same period in 2021 as we wrote down some obsolete inventory.

Total expenses for the three months ended June 30, 2022 were approximately $8.8 million compared to approximately $9.6 million for the second quarter of 2021, representing a decrease of approximately $742,000 or 8%, substantially due to a decrease in non-cash share-based payments, a decrease in the impairment charge to fixed assets in June 2021, a decrease in employee termination expenses related to pausing Tiara TF in June 2021, and a decrease in litigation expenses. These were partially offset by an increase employee expenses as we accrued for a portion of annual bonuses that were not accrued, but were incurred, in the prior period, a one-time distributor transition fee as we moved to a direct sales force in the United Kingdom, and increased selling expenses as we initiated activities in new markets.

The operating losses and comprehensive losses for the three months ended June 30, 2022 were approximately $8.2 million and $9.0 million, respectively, or $3.29 basic and diluted loss per share, as compared with approximately $9.1 million operating losses and $9.3 million comprehensive loss, or $3.35 basic and diluted loss per share, for the same period in 2021.

The Company ended the quarter with approximately $37.6 million in cash.

As of August 9, 2022, after the effect of the share consolidation, the Company had 2,743,143 Common Shares issued and outstanding.

Conference Call and Webcast Information

Interested parties may access the conference call by dialing (877) 407-9208 or (201) 493-6784 (International) and reference Conference ID 13730925. Participants wishing to join the call via webcast should use the link posted on the investor relations section of the Neovasc website at  neovasc.com/investors/. A replay of the webcast will be available approximately 30 minutes after the conclusion of the call using the link on the Neovasc website.

About Neovasc

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2011, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

NEOVASC INC.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

	June 30, 2022	December 31, 2021

ASSETS
Current assets
Cash and cash equivalents	$37,631,734	$51,537,367
Accounts receivable	1,637,796	1,369,455
Finance lease receivable	-	43,543
Inventory	1,265,831	1,480,077
Prepaid expenses and other assets	363,511	787,734
Total current assets	40,898,872	55,218,176

Non-current assets
Restricted cash	466,377	469,808
Right-of-use asset	310,104	456,339
Property and equipment	197,061	182,041
Deferred loss on 2020 derivative warrant liabilities	1,795,604	4,300,484
Deferred loss on 2021 derivative warrant liabilities	8,261,167	9,898,475
Total non-current assets	11,030,313	15,307,147

Total assets	$51,929,185	$70,525,323

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$4,018,627	$4,629,163
Lease liabilities	215,317	273,145
2019 Convertible notes	-	38,633
2020 Convertible notes, warrants and derivative warrant liabilities	-	40,587
Total current liabilities	4,233,944	4,981,528

Non-Current Liabilities
Lease liabilities	176,692	272,652
2019 Convertible notes	-	6,548,796
2020 Convertible notes, warrants and derivative warrant liabilities	106,413	6,088,728
2021 Derivative warrant liabilities	48,927	405,508
2022 Convertible notes	11,795,150	-
Total non-current liabilities	12,127,182	13,315,684

Total liabilities	$16,361,126	$18,297,212

Equity
Share capital	$441,081,488	$439,873,457
Contributed surplus	41,841,815	40,355,952
Accumulated other comprehensive loss	(6,229,804)	(7,885,024)
Deficit	(441,125,440)	(420,116,274)
Total equity	35,568,059	52,228,111

Total liabilities and equity	$51,929,185	$70,525,323

NEOVASC INC.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2022 and 2021

(Expressed in U.S. dollars)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2022	2021	2022	2021

REVENUE	$818,060	$633,068	$1,428,807	$1,084,862
COST OF GOODS SOLD	157,927	109,106	294,219	181,499
GROSS PROFIT	660,133	523,962	1,134,588	903,363

EXPENSES
Selling expenses	1,395,275	832,812	2,214,171	1,470,791
General and administrative expenses	3,137,194	5,042,804	6,140,724	10,335,373
Product development and clinical trials expenses	4,341,666	3,740,887	7,611,216	8,362,315
	8,874,135	9,616,503	15,966,111	20,168,479

OPERATING LOSS	(8,214,002)	(9,092,541)	(14,831,523)	(19,265,116)

OTHER (EXPENSE)/INCOME
Interest and other income	51,655	39,733	69,618	49,753
Interest and other expense	(389,425)	(278,154)	(739,265)	(318,563)
(Loss)/gain on foreign exchange	(20,525)	15,057	(9,808)	(20,238)
Unrealized gain on warrants, derivative liability warrants and convertible notes	612,981	2,809,340	461,638	15,259,393
Realized (loss)/gain on exercise or conversion and extinguishment of warrants, derivative liability warrants and convertible notes	-	219,307	(1,845,822)	(1,895,344)
Amortization of deferred loss	(1,018,282)	(2,761,152)	(2,241,846)	(5,026,442)
	(763,596)	44,131	(4,305,485)	8,048,559
LOSS BEFORE TAX	(8,977,598)	(9,048,410)	(19,137,008)	(11,216,557)

Tax recovery	-	15,396	-	16,128
LOSS FOR THE PERIOD	$(8,977,598)	$(9,033,014)	$(19,137,008)	$(11,200,429)

OTHER COMPREHENSIVE LOSS FOR THE PERIOD
Fair market value changes in convertible notes due to changes in own credit risk	-	(280,051)	(216,938)	(985,637)
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD	$(8,977,598)	$(9,313,065)	$(19,353,946)	$(12,186,066)

LOSS PER SHARE
Basic and diluted loss per share	$(3.29)	$(3.35)	$(7.03)	$(4.81)

Contacts

Investors
Mike Cavanaugh
Westwicke/ICR
Email: Mike.Cavanaugh@westwicke.com

Media
Sean Leous
Westwicke/ICR
Email: Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words expect, anticipate, estimate, may, will, should, intend, believe, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements contained in the news release may involve, but are not limited to, the expectation that the Company's direct sales team will advance Reducer as a viable treatment for refractory angina in the UK, expectation that the Company will have an equally strong performance in the second half of 2022 and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2021 and in the Management's Discussion and Analysis for the three and six months ended June 30, 2022 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.